Exhibit 99(a)(2)(i)
Concord Milestone Plus, L.P.
200 Congress Park Drive
Suite 205
Delray Beach, Florida 33445
June 18, 2009
Dear Investor:
On June 1, 2009, Moraga Gold, LLC, MPF Income Fund 25, LLC, MP Value Fund 7, LLC, MPF Dewaay Fund 5, LLC, MPF Flagship Fund 14, LLC, MPF Blueridge Fund I, LLC and Steven Gold (collectively, the “Purchasers”) disclosed in a Tender Offer Statement on Schedule TO an offer (the “Tender Offer”) to purchase up to 112,000 Equity Units of Limited Partnership Interest of Concord Milestone Plus, L.P. (the “Partnership”), each of which is comprised of one Class A Interest and One Class B Interest (an “Equity Unit”), for a purchase price of $4.50 per Equity Unit, subject to deductions for certain distributions. The Partnership has determined to remain neutral as to the Tender Offer and is expressing no opinion as to whether you should accept or reject the Tender Offer.
Enclosed please find the Schedule 14D-9 filed by the Partnership with the Securities and Exchange Commission on June 18, 2009 (the “14D-9”) in response to the Tender Offer. The 14D-9 contains certain information about: (a) the Partnership and the Equity Units; (b) the Purchasers; (c) any actual or potential conflicts of interest between the Partnership or its affiliates and (i) the Partnership’s executive officers or directors, or (ii) the Purchasers and their executive officers, directors or affiliates; (d) the recommendation of the Partnership, including its reasons for remaining neutral; and (e) additional information regarding the Tender Offer.
You are urged to read all the materials carefully, including any Tender Offer materials sent to you by the Purchasers, and to consider all the factors set forth therein before making a decision with respect to the Tender Offer.

Sincerely, CM PLUS CORPORATION, General Partner
/s/ Leonard S. Mandor
Leonard S. Mandor
President